MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2012

INTRODUCTION

The following information, prepared as of August 13, 2012, should be read in conjunction with the unaudited interim consolidated financial statements (“Financial Statements”) of Sprott Resource Lending Corp. (“SRLC” or the “Company”) as at June 30, 2012, and for the three and six months ended June 30, 2012 and 2011, and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS PROFILE AND STRATEGY

The Company specializes in lending to resource companies on a global basis. Headquartered in Toronto, Canada, the Company seeks to generate income from lending activities as well as realizing on the upside potential of bonus arrangements with resource borrowers which are generally tied to the revenue or common shares of the borrower.

In September 2010, SRLC and Sprott Lending Consulting Limited Partnership (“Sprott LP”) (a wholly owned subsidiary of Sprott Inc.) entered into management and partnership agreements (see “Material Contracts” herein) allowing the Company to enhance the size and quality of deal flow by leveraging Sprott Inc.’s strong reputation in providing financing to companies operating in the resources sector.

RESOURCE LENDING

The Company may lend to any resource company, but concentrates its activities on providing financing to later-stage developers, or early stage producers. The Company provides financing in various forms as follows:

1.

Term and bridge loans, whereby interest payments are determined through a prescribed interest rate and are subject to additional fees in the form of cash and securities of the borrower. Terms for such loans are generally for 12 to 36 months, but may be up to 5 years and are generally used for production expansion, working capital, construction, acquisitions and general corporate purposes. In addition to receiving interest, the Company also receives fees in the form of cash, shares and/or warrants of the borrower;

2.

Precious metals loans, generally follow the same terms, structure, and purposes, as term and bridge loans, however precious metal loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically gold or silver ounces). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices; and

3.	Other credit facilities, including convertible debt and standby lines of credit.

Security

In most cases, the Company provides resource loans which are secured by first or second priority charges against the underlying mineral rights and related assets of the borrower. In the opinion of management, the assets that are being provided as collateral for a loan have a fair market value in excess of the amount advanced, as of the date of the commitment to fund the loan. For certain qualified borrowers, the Company may provide a credit facility without having direct charges on collateral. The Company generally aims to provide loans where the loan does not exceed 50% of the security value but will consider financing arrangements up to 75% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

NON-IFRS MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and other non-IFRS measures are commonly used to compare the performance of lenders, but do not have standardized meanings prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other companies. The Company calculates these measures as follows:

  ROE – annualized net income (loss) divided by average shareholders’ equity.

  ROA – annualized net income (loss) divided by average total assets.

  Income before income taxes on resource lending activities – Loss (income) before income taxes as reported under IFRS adjusted for interest income (loss) on impaired real estate loans, net of loan loss, revaluation of foreclosed properties and other expenses on real estate loans, stock based compensation, general and administrative expenses related to real estate, and salaries and benefits related to real estate.

Readers are cautioned not to view non-IFRS measures as alternatives to financial measures calculated in accordance with IFRS.

SECOND QUARTER 2012 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of SRLC’s financial performance as at June 30, 2012 and for the three and six months then ended, which was primarily attributed to the Company’s resource lending operations. This information should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1 – Selected Financial Information
($ thousands, except share and per share amounts)
	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011
Interest income	4,891	3,651	10,033	7,623
Loan loss expense	(677)	(1,301)	(1,353)	(2,290)
Loss on revaluation of foreclosed properties	(6,309)	-	(6,852)	-
Gain on sale of loans and foreclosed properties	-	168	-	168
Syndication fees and other loan income	36	-	72	-
Foreign exchange gain (loss)	754	(243)	601	(1,184)
Realized/unrealized loss on investments and securities	(4,533)	(625)	(1,515)	(1,235)
Other income	1,469	1,358	3,232	2,719
Management services expense	810	742	3,006	1,273
Other general and administrative expenses	1,276	1,775	2,306	5,755
(Loss) income before income taxes	(6,514)	696	(1,132)	(998)
Net (loss) income	(6,469)	681	(1,041)	(971)
(Loss) earnings per share - basic and diluted	(0.04)	0.00	(0.01)	(0.01)
ROE - annualized[1]	-11%	1%	-1%	-1%
ROA - annualized[1]	-10%	1%	-1%	-1%

	June 30,	December 31,	Change from
	2012	2011	December 31, 2011
Cash and cash equivalents	37,259	31,994	16%	5,265
Investments and securities	57,635	47,802	21%	9,833
Loans receivable	123,862	136,149	-9%	(12,287)
Total assets	246,463	253,543	-3%	(7,080)
Total liabilities	5,901	5,899	-	2
Shareholders' equity	240,562	247,644	-3%	(7,082)
Common shares outstanding	153,057,246	154,223,046	-1%	(1,165,800)
Book value per share	1.57	1.61	-2%	(0.03)
Impaired real estate loan – net carrying value	22,391	22,391	-	-
Loan loss provision	9,376	8,023	17%	1,353
Provision as a percentage of impaired real estate loan	30%	26%

1	See section “Non-IFRS Measures” for definitions.

As at June 30, 2012, $104.6 million in resource loans had been advanced.

For the three months ended June 30, 2012, interest income was $1.2 million higher than for the same period ended June 30, 2011. This increase was primarily due to an increase in the principal and carrying balance of resource loans, offset by a decrease in the principal balance of real estate loans due to the Company’s real estate loan monetization efforts. As a result, interest income on resource loans increased by $1.7 million while income on impaired real estate loans decreased by $0.6 million.

For the three months ended June 30, 2012, the Company experienced a net loss of $6.5 million compared to net income of $0.7 million for the comparable period ended in 2011 for a total decrease of $7.2 million. The decrease in income was mainly attributed to the loss taken on revaluation of foreclosed properties of $6.3 million as well as an increase of $3.9 million in realized and unrealized losses on investments and securities, offset by increases in interest income of $1.2 million, foreign exchange gains of $1.0 million, other income of $0.1 million, as well as decrease in general and administrative expenses of $0.4 million and loan loss expense of $0.6 million. Other factors contributing to the decrease include decreases in equity method investment income of $0.3 million.

Basic and diluted losses per share were $(0.04) for the three month period ended June 30, 2012, a decrease from the $0.00 per share in 2011.

Investments and securities increased by $9.8 million or 21% to $57.6 million as at June 30, 2012 compared to $47.8 million at December 31, 2011. The increase was primarily due to the receipt of shares and warrants from resource loan activities and acquisitions of notes, bonds and debentures of $13.6 million. The impact of this increase was offset by the disposition of certain securities during the period of $2.3 million and fair valuation losses of $1.5 million.

The Company’s total liabilities at June 30, 2012 remained consistent at $5.9 million compared to $5.9 million at December 31, 2011. During the six months ended June 30, 2012, accounts payable and accrued liabilities decreased by $1.0 million mostly due to the payment of management fees during the second quarter. This was offset by an increase in deferred revenue of $1.1 million due to the receipt of bonus shares in connection with a loan facility that had not yet legally closed.

Resource Lending Activities

To assess the Company’s performance and its ability to pay a quarterly dividend, management analyzes a number of factors, including the results of its resource lending activities in terms of the approximate cash flow generated by its resource loans. At the inception of resource loans, the Company earns bonus and origination fees generally in the form of shares and/or warrants of the borrower which are received and amortized into income over the term of the loan. The following table highlights the Company’s earnings before income taxes on resource lending activities and includes a reconciliation to (loss) income before taxes as reported under IFRS.

Table 1b – Resource Lending Activities [1]
($ thousands)
	Second	First	Fourth	Third	Second	First
	Qtr 2012	Qtr 2012	Qtr 2011	Qtr 2011	Qtr 2011	Qtr 2011
Interest income on resource loans	3,831	4,375	5,074	3,074	2,134	1,091
Other interest income	383	91	124	220	278	280
Other income and equity method investment income	1,446	1,821	519	483	1,563	1,385
Total net interest income on resource lending activities	5,660	6,287	5,717	3,777	3,975	2,756

Management services	810	2,196	1,445	731	742	531
General and administrative expenses	1,276	1,031	889	1,977	1,775	3,981
Less: Stock based compensation	(89)	(184)	(192)	(391)	(479)	(564)
General and administrative expenses related to real estate activities	(145)	(47)	(114)	(313)	(243)	(106)
Salaries and benefits related to real estate activities	-	-	(9)	(12)	(151)	(1,501)
Adjusted management services and general and administrative expenses	1,852	2,996	2,019	1,992	1,644	2,341
Income before gains (losses) on investments and securities and foreign exchange	3,808	3,291	3,698	1,785	2,331	415

Unrealized and realized (loss) gain on investments and securities	(4,533)	3,018	804	(1,221)	(625)	(610)
Foreign exchange gain (loss)	754	(153)	(290)	1,277	(243)	(940)
Income before income taxes on resource lending activities	29	6,156	4,212	1,841	1,463	(1,135)

Items to reconcile to (loss) income reported under IFRS:
Interest income (loss) on impaired real estate loans, net of loan loss, revaluation of foreclosed properties and other expenses on real estate loans	(6,309)	(543)	93	(1,690)	106	1,612
Stock based compensation, general and administrative expenses and salaries and benefits related to real estate	(234)	(231)	(315)	(716)	(873)	(2,171)
(Loss) income before income taxes as reported under IFRS	(6,514)	5,382	3,990	(565)	696	(1,694)

1	See section “Non-IFRS Measures” for definition.

DIVIDEND UPDATE

Based on the results of its resource lending activities, the Company’s Board of Directors approved a dividend of $0.015 per common share for payment on September 11, 2012 to shareholders of record on August 27, 2012. This is the Company’s fifth consecutive quarterly dividend. The Company will designate the full amount of this dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada). In the future, the Company will consider its dividend in line with the growth and performance of its resource loan portfolio.

OUTLOOK

Management continues to be committed to building a significant global resource lending business and our estimates of the market opportunity and achievable rates of return remain materially unchanged from when we entered this business in September 2010.

Our profitability in any given year is primarily dictated by the total size of the loan portfolio including income yielding investments, the ability to realize on the values of the shares and warrants received in conjunction with our lending activities, and the credit quality of the portfolio.

With the equity markets being depressed for junior mining and energy companies, we feel our financing solutions have become more attractive to prospective borrowers. As of August 13, 2012, the Company has $130 million in resource loans and bonds which includes a precious metal (gold) loan of $12.5 million to Lake Shore Gold Corp. Additionally, we expect to close another $10 million in resource loans in the near term, as well the Company has $22.5 million in outstanding loan commitments which should fund over the course of the next few months. As the resource loan portfolio begins to mature, the Company will naturally incur loan repayments and maturities. While repayments are difficult to forecast, we do not expect any material repayments over the third quarter.

As previously noted, the values of shares and warrants received in conjunction with the Company’s lending activities may be subject to volatility as a result of price movements in resource and energy markets and the market value of the securities of the relevant issuers. With the continued decline in these markets, the value of the shares and warrants have decreased $4.5 million from the previous quarter.

Return of capital continues to be our primary objective and management continues to be selective in the opportunities the Company ultimately funds. With current depressed resource and energy markets, our loan portfolio is performing well save for one borrower where we have a total exposure of $2.7 million. As at June 30, 2012, this borrower was current with respect to principal and interest payments however the borrower has and we expect that the borrower will continue to experience financial difficulty.

Management continued to work to monetize the Company’s remaining legacy real estate portfolio. Currently, three of the four remaining real estate properties are under a sales contract and status is described in further detail herein - see Credit Quality and Impaired Loans. Of note for this quarter, the Company recorded a loss on its foreclosed properties of $6.3 million. After a fulsome sales process, the Company received several offers on a property in British Columbia which were below the Company’s carrying value. Subsequent to the quarter, the Company accepted a conditional offer which is expected to close in the next two months. For the third quarter, the Company settled on two previously written off real estate loans which will result in recoveries of $1.0 million. Further, the Company expects to realize a gain on a former operating gold mine which is in an advanced stage of finalizing definitive documentation.

In building our resource lending platform, we continue to invest for the benefit of all shareholders. As previously announced, Sprott Inc. has purchased an energy lending franchise which will aid SRLC in both origination deal flow and energy expertise.

Table 2 - Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
($ thousands)
	Three Months Ended June 30				Six Months Ended June 30
	2012		2011		2012		2011
Interest and other income	$	%	$	%	$	%	$	%
Interest income on resource loans	3,831	2,993	2,134	66	8,206	145	3,225	53
Interest income on real estate loans	677	529	1,239	39	1,353	24	3,840	64
Other interest income	383	299	278	9	474	8	558	9
Loan loss expense, net of recoveries	(677)	-529	(1,301)	-40	(1,353)	-24	(2,290)	-37
Revaluation of foreclosed properties	(6,309)	-4,929	-	-	(6,852)	-121	-	-
Other income	1,469	1,148	1,106	34	3,232	57	1,881	31
Foreign exchange loss	754	589	(243)	-8	601	11	(1,184)	-20
	128	100	3,213	100	5,661	100	6,030	100

General and administrative expenses
Salaries and benefits	285	14	618	25	563	11	3,016	43
Stock-based compensation	89	4	479	19	273	5	1,043	15
Legal and professional services	230	11	187	7	387	7	672	10
Management services	810	39	742	29	3,006	57	1,273	18
Other expenses	672	32	491	20	1,083	20	1,024	14
	2,086	100	2,517	100	5,312	100	7,028	100

(Loss) income before income taxes	(6,514)		696		(1,132)		(998)
Income tax (recovery) expense	(45)		15		(91)		(27)
Net (loss) income	(6,469)		681		(1,041)		(971)

Other comprehensive income (loss)	6		(1)		18		(24)
Total comprehensive (loss) income	(6,463)		680		(1,023)		(995)

Net (loss) income

For the three months ended June 30, 2012, the Company had a net loss of $6.5 million compared to net income of $0.7 million for the three month period ended June 30, 2011. The decrease was mainly attributed to the loss on revaluation of foreclosed properties as well as an increase in realized/unrealized losses on investments and securities, offset by increases in interest income, foreign exchange gains, and other income, as well as decreases in general and administrative expenses and loan loss provision. Other factors contributing to the decrease include decreases in equity method investment income and gains on sale of loans.

Interest income on resource loans

Interest income on resource loans includes loan interest at the stated loan rate, plus accretion of loan origination and commitment fees net of originators’ fee expense. Fees received may include cash and/or securities of the borrower. Interest income is calculated using the effective interest rate method.

Interest income on resource loans increased by $1.7 million or 81% to $3.8 million for the three months ended June 30, 2012 compared with $2.1 million for the period in 2011. The increase for the period was due to the fact that the average resource loan balance for the second quarter of 2012 increased by $44.3 million or 84% from the second quarter of 2011.

Interest income on real estate loans

Under IFRS, the Company continues to record loan interest and income on impaired loans. As described further in the notes to the Financial Statements, interest on impaired loans is calculated using the effective interest rate of the loan, but is applied against the impaired loan carrying value rather than the original loan carrying value. The amounts recorded as interest on impaired loans should be viewed in conjunction with the amounts recorded as loan loss expense, where required.

Interest income on impaired real estate loans decreased by $0.5 million or 42% to $0.7 million for the three months ended June 30, 2012 compared to $1.2 million for the comparable period in 2011. This was due primarily to the average decrease in the impaired real estate loan carrying value of $20.1 million or 48%.

Other interest income

Other interest income includes income that does not correspond to interest earned on resource or impaired real estate loans. This income primarily includes interest earned from financial institutions on cash held in interest bearing accounts and interest accrued on notes held with resource issuers. Other interest income increased by $0.1 million due to an increase in notes, bonds and debentures held.

Loan loss expense, net of recoveries

The Company recorded $0.7 million in loan loss expense on impaired loans for the three months ended June 30, 2012, a decrease of $0.6 million compared to 2011. The expense recorded in 2012 was for real estate loans which included interest income recorded on impaired loans. As described further in the notes to the Financial Statements, under IFRS the Company continues to record interest income on impaired loans, and then provides a loan loss expense upon the assessment of discounted cash flows for each loan. The Company had one impaired resource loan at June 30, 2012; however, no loan loss provision has been recorded as the loan remains fully secured by a sufficient level of collateral. Management assessed the remaining performing resource loans at June 30, 2012 and concluded that no provision was necessary.

In establishing the Company’s loan loss provisions, management estimates the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit quality and impaired loans.” The use of independent appraisals and the process by which management estimates the value of security are subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of assets, real estate or other security values used to establish a loan loss provision and the ultimate value realized on such security.

Loss on revaluation of foreclosed properties

The Company recorded $6.3 million in losses on revaluation of one of its foreclosed properties. The revaluation is based on a receipt of a recent conditional purchase offer reflecting market conditions as compared to its prior carrying value.

Other income

Other income increased by $0.4 million to $1.5 million for the three months ended June 30, 2012, compared to $1.1 million for 2011. During the quarter, unamortized loan fees of $1.1 million were taken into income due to early repayments of loans during the quarter in 2012 offset by a decrease in loan arrangement fees earned of $1.0 million.

Salaries and benefits

Salaries and benefits decreased by $0.3 million to $0.3 million for the three months ended June 30, 2012, the reduction coming mostly from the added costs in 2011 as the Company transitioned out of real estate lending.

Legal and professional services

Legal and professional services expense has remained relatively consistent at $0.2 million during the three months ended June 30, 2012 compared to the same period in 2011.

Stock based compensation

Stock based compensation decreased by $0.4 million to $0.1 million during the three months ended June 30, 2012 from $0.5 million during the same three month period in 2011. The decrease is primarily related to the decrease in the number of options outstanding as well as the options are amortized using an accelerated amortization under IFRS.

Management services

Pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”), the Company expensed $0.8 million for resource lending management services for the three months ended June 30, 2012, which represents a base management fee of $0.03 million, a primary distribution of $1.0 million based on Partnership net assets, and a benefit of $0.2 million recorded against the secondary distribution accrual to bring it in line with the year-to-date income in excess of the hurdle rate. Management fees of $3.3 million incurred to the end of the 2011 fiscal year were paid out during the three months ended June 30, 2012.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses remained relatively unchanged for the three months ended June 30, 2012 compared with 2011.

Income tax expense (recovery)

The Company recognizes a deferred income tax asset if the realization of non-capital tax losses and other items deductible for tax purposes, which can be used to reduce future taxable earnings, is more likely than not. Management believes that existing tax loss carry-forwards will be utilized under the Company’s current business operations; however, consideration must be given to the objective verifiable evidence in determining whether the utilization of tax loss carry-forwards is more likely than not. Where cumulative net losses have been incurred in recent years, this is a significant piece of objective negative evidence which is difficult to overcome. With two years of cumulative accounting losses due to the Company’s real estate loans, there is insufficient objective evidence to suggest that the deferred income tax assets will be realized, and therefore the Company has recorded the asset at $nil. Until the Company has begun to show a history of accounting income, or positive evidence that outweighs the negative evidence, Management will continue to not recognize its deferred tax asset. However, once the Company has a history of accounting income, the extent of the deferred tax asset recognized will be in relation to the probability of future profits in the context of ongoing resource loan income and potential credit losses from real estate.

As at June 30, 2012, the Company has $21.8 million of non-capital tax loss carry-forwards which are available to reduce future taxable income. The first of these tax loss carry-forwards do not expire until 2028, with the majority expiring in 2029 and beyond.

CASH FLOWS FROM OPERATIONS

Table 3 – Condensed Statement of Cash Flows
($ thousands)
	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011

Cash flows (used in) from operating activities

Net (loss) income	(6,469)	681	(1,041)	(971)
Resource lending activities:
Interest income on resource loans	(3,831)	(2,134)	(8,206)	(3,225)
Interest payments received	2,303	1,377	5,871	2,022
Income, net of realized loss, on investments and securities acquired through financing fees	(206)	(1,195)	(677)	(2,214)
Deferred loan origination fees and proceeds on sale of investments and securities	(358)	757	1,504	897
Gain on early repayment of loan	(1,112)	-	(2,856)	-
Net loan (fundings) repayments	(1,520)	(17,800)	14,605	(57,676)

Real estate monetization activities:
Interest payments received, net of income on impaired loans, loan loss expense, revaluation of foreclosed properties, and other	6,309	580	6,854	111
Proceeds on sale of loans and repayments, net of fundings	471	31,496	471	59,522
Loan loss recovery/gain on sale of loans and foreclosed properties, net of expenses	(325)	(527)	(325)	(899)
Changes in non-cash working capital and other items not affecting cash	(407)	1,126	4,424	1,806
	(5,145)	14,361	20,624	(627)

Cash flows used in (from) financing activities	(3,463)	459	(6,332)	459
Cash flows used in investing activities	(1,862)	(20,000)	(9,047)	(20,008)
Changes due to foreign exchange on cash held in subsidiaries	4	(1)	20	(16)
Increase (decrease) in cash and cash equivalents	(10,466)	(5,181)	5,265	(20,192)
Cash and cash equivalents - beginning of period	47,725	92,678	31,994	107,689
Cash and cash equivalents – end of period	37,259	87,497	37,259	87,497

Resource lending

Cash from resource lending was $0.8 million for the three months ended June 30, 2012, comprised of $2.3 million of interest payments received offset by $1.5 million of loan fundings net of repayments. This was an increase of $17.2 million as compared to $16.4 million of cash used from resource lending for the same period in 2011. The primary reason for the increase during the quarter in 2012 was the early repayment of three resource loans compared to an outflow of cash during the same period in 2011 as the Company began to grow its resource loan portfolio.

Real estate monetization

Cash from real estate monetization, which is comprised of proceeds on sale of loans and repayments net of fundings, decreased by $31.0 million for the three months ended June 30, 2012 as compared to 2011 primarily due to a decrease in the number of real estate loans monetized.

Changes in non-cash working capital and other items not affecting cash

These balances are comprised of items within net (loss) income that have no affect on cash flow. They are principally made up of working capital changes, stock based compensation, foreign exchange gains and losses and unrealized gains or losses on fair market valuation of current investments. Other items not affecting cash decreased by $1.5 million for the three months ended June 30, 2012 versus 2011 and were primarily due to a decrease to non-cash operating working capital items, offset by an increase in unrealized losses on investments and securities. During the three months ended June 30, 2012, non-cash working capital and other items not affecting cash decreased by $0.4 million due to unrealized losses on investments and securities of $4.4 million offset by a decrease in working capital of $4.9 million mainly due to the payment of management fees during the quarter and an increase in receivable for funds advanced to a trust account for a loan which had not yet legally closed.

Financing activities

Cash used in financing activities for the three months ended June 30, 2012 were $3.5 million compared to cash from financing activities of $0.5 million for same period in 2011. The use of cash was due to the payment of dividends to common shareholders as well as repurchases of common shares under the normal course issuer bid.

Investing activities

Cash used in investing activities for the three months ended June 30, 2012 were $1.9 million compared to $20 million for the same period in 2011. In the prior period, the Company invested an amount of funds into a managed bond portfolio account.

FINANCIAL POSITION

Table 4 - Condensed Consolidated Balance Sheets
($ thousands)
	June 30, 2012		December 31, 2011
	$	%	$	%
Cash and cash equivalents	37,259	15	31,994	13
Restricted cash	-	-	5,000	2
Investments and securities	57,635	23	47,802	19
Loans receivable	123,862	50	136,149	54
Foreclosed properties held for sale	22,945	10	29,944	12
Equity method investments	401	-	441	-
Other assets	4,361	2	2,213	-
Total assets	246,463	100	253,543	100

Liabilities	5,901	2	5,899	2
Shareholders’ equity	240,562	98	247,644	98
Total liabilities and shareholders’ equity	246,463	100	253,543	100

Cash and cash equivalents

Cash and cash equivalents include cash balances with Canadian chartered financial institutions. The Company’s cash balance as at June 30, 2012 increased by $5.3 million from December 31, 2011 primarily due to the removal of cash restrictions and proceeds received through the early repayment of three loans.

Investments and securities

Investments and securities increased by $9.8 million or 21% to $57.6 million as at June 30, 2012 compared to $47.8 million as at December 31, 2011. The increase was primarily due to receipt of shares and warrants in connection with resource loan activities and the acquisition of notes. The impact of this increase was offset by the disposition of certain securities during the period as well as increase in unrealized losses.

Investments and securities as at June 30, 2012 include:

i)	deposits with Canadian chartered financial institutions which hold a number of short and long term bonds that are liquid investments;

ii)

common shares and warrants received as structuring and commitment fees for resource loans. These securities allow the Company to participate in any potential market value appreciation of the borrower. The common shares held by the Company trade on public stock exchanges and the number of shares held represents neither a significant percentage interest in the borrower’s equity, nor a significant holding as compared to average daily trading volumes, and are therefore considered liquid. While most of the warrants are not publicly traded, management believes a market does exist for them and therefore are considered liquid.

iii)	notes, bonds and debentures held with issuers in the resource sector, some with conversion features.

The following table summarizes the Company’s investments and securities:

Table 5 – Investments and Securities
(Fair value in $ thousands)
				June 30, 2012
Corporate and government bonds					$38,832

Common shares					$3,933

Warrants:	Expiry Date	Number of	Strike Price	Closing Price
Issuer		warrants held
African Minerals Limited	Feb 2014	325,000	£6.00	£3.17	$68
African Minerals Limited	Feb 2016	625,000	£4.25	£3.17	$794
Colossus Minerals Inc.	Nov 2016	54,600	$8.50	$3.54	$84
North American Palladium Ltd.[1]	Oct 2014	25,000	US$217	US$204	$950

Total warrants					$1,896

Notes, bonds and debentures					$12,974

Total fair value of investments and securities					$57,635

1 Each warrant has the ability to purchase 0.35 ounces of palladium.

Loans receivable

As at June 30, 2012, the Company’s loans receivable were $123.9 million, a decrease of $12.3 million or 9% from December 31, 2011. The loans as at June 30, 2012 consisted of ten resource loans with an aggregate net carrying value of $101.5 million, compared to eleven loans or $113.8 million at December 31, 2011, and one real estate loan with an aggregate carrying value of $22.4 million which remained unchanged from December 31, 2011. The decrease in the resource loans carrying value is attributed to the early repayment of four of the Company’s resource loans, offset by the addition of three new resource loans. The carrying value of a loan comprises the principal outstanding plus any unpaid interest earned at the stated loan rate, less any structuring or commitment fees that are deferred and recognized as interest income over the life of the loan through the effective interest rate on the loan. Loan carrying value is presented net of any loan loss provisions recorded.

The following table summarizes the components of the carrying value of the Company’s loans receivable:

Table 6 - Loan Portfolio
($ thousands)
	June 30, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans
Metals and mining	93,989	74	108,175	76
Energy and other	10,645	8	11,636	8
Total resource loan principal	104,634	82	119,811	84

Real estate loans
Land under development	22,554	18	22,554	16
Total real estate loan principal	22,554	18	22,554	16
Total principal outstanding	127,188	100	142,365	100
Accrued interest and deferred fees, net	6,050		1,807
Loan loss provisions – real estate loans	(9,376)		(8,023)
Carrying value of loans receivable	123,862		136,149

The following table summarizes the changes to the Company’s loan principal:

Table 7 - Loan Principal Continuity
($ thousands)	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011
	$	$	$	$
Principal balance, beginning of year	125,584	117,504	142,365	118,484
Loans funded, net of syndicate portions	25,754	18,760	35,104	58,661
Loans repaid or sold, net of syndicate portions	(24,150)	(43,485)	(50,281)	(81,415)
Reclassified as foreclosed properties held for sale	-	-	-	(2,951)
Principal balance, end of year	127,188	92,779	127,188	92,779

During the three months ended June 30, 2012, the Company funded $25.8 million in resource loan principal. Loan principal repaid or sold for the three months ended June 30, 2012 and 2011 include both cash proceeds on the full or partial repayment of loans, and any write-downs or losses on disposal. All loans reclassified as foreclosed properties held for sale related entirely to real estate loans.

The Company expects to continue monetizing its remaining real estate loan and foreclosed properties, and loan fundings are expected to increase as the Company develops its portfolio of resource-based loans.

As at June 30, 2012, the loan portfolio was composed of 100% senior priority security charges as follows:

Table 8 - Priority of Principal Security Charges
($ thousands)
	June 30, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans
Senior priority	104,634	82	119,811	84
Total resource loan principal	104,634	82	119,811	84

Real estate loans
Senior priority	22,554	18	22,554	16
Total real estate loan principal	22,554	18	22,554	16
Total principal outstanding	127,188	100	142,365	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying security:

Table 9 - Geographic Location of Loan Principal
($ thousands)
	June 30, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans
Canada	37,350	29	35,450	25
Sierra Leone	-	-	25,425	18
United States of America	37,817	30	29,636	21
Chile	-	-	8,000	6
Mexico	29,467	23	21,300	14
Total resource loan principal	104,634	82	119,811	84

Real estate loans
Canada	22,554	18	22,554	16
Total real estate loan principal	22,554	18	22,554	16
Total principal outstanding	127,188	100	142,365	100

Credit quality and impaired loans

To determine whether or not a loan is impaired, management looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears by 90 days or more, the loan is declared to be impaired. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 90 days in arrears, the loan is declared to be impaired.

All impaired loans are individually assessed to determine whether the value of the collateral securing the loan is less than the carrying value of the loan. The value of collateral security is estimated by management with the aid of independent appraisals and other relevant information. Appraisals used to determine collateral security values are acquired from independent, recognized appraisal firms or other professionals. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult.

The Company computes the discounted present value of estimated net proceeds on disposal using the interest rate inherent in the loan contract. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense. The extent of estimates and judgment applied in determining a loan’s impaired value leads to significant measurement uncertainty, and the ultimate value realized from such security may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

i)	Real Estate Loans and Foreclosed Properties

The Company had one impaired real estate loan at June 30, 2012 which had a carrying value of $22.4 million. A loan loss provision totaling $9.4 million was included in this carrying value. As part of its security on the remaining real estate loan, the Company has corporate and/or personal guarantees from the borrower in addition to the properties securing the loan. Management reviews the Company’s loan portfolio on a regular basis to estimate the value of the underlying security and, if credit conditions have adversely impacted the carrying value of the loan, suitable remedial action is taken.

As at June 30, 2012, the Company’s loan loss provision increased to $9.4 million from $8.0 million as at December 31, 2011. The increase of $1.4 million resulted from additional loan losses recorded on the remaining real estate loan. The increase in the provision was offset by an increase in interest income recorded on the impaired loan.

As the Company monetizes its impaired real loan, it may foreclose on the security underlying a loan in order to affect its sale. Included in foreclosures are not just properties for which legal title has been obtained, but also properties for which the relevant court has awarded the Company the right to obtain title or the right to enforce sale of the underlying security without taking title. Once the security has been classified as a foreclosed property, the Company no longer recognizes the related loan receivable.

As at June 30, 2012, the Company had three foreclosed properties with a combined carrying value of $22.9 million compared to $29.9 million at December 31, 2011. The decrease is due to the sale of a foreclosed property during the quarter as well as an additional loss recorded on one of the foreclosed properties due to the receipt of a conditional purchase offer and new market information obtained.

As the loan remediation process continues, additional information from the listing of properties for sale, the results of sale negotiations and comparable sales data may be identified, and loan loss provisions will be updated accordingly.

The following table summarizes the status of the Company’s real estate loan and foreclosed property portfolio as at June 30, 2012.

Table 10 – Summary of Impaired Real Estate Loans and Foreclosed Properties
($ millions)
		Carrying Value
Geographic Area	Property description and status of monetization	June 30, 2012
Impaired Real Estate Loans:
Calgary region, Alberta	Land under development and currently under a conditional purchase and sale agreement.	$22.4
Total Carrying Value of Impaired Real Estate Loans		$22.4

Foreclosed Properties:
Okanagan region, British Columbia	Land held for development; purchase offers to date have not been acceptable; an independent third party appraisal conducted September 2011	$7.7
Okanagan region, British Columbia	Land under development and currently under a conditional purchase and sale agreement.	3.0
Squamish, British Columbia	Land under development; subsequent to June 30, 2012, the Company accepted an offer which is expected to close within two months.	12.2
Total Carrying Value of Foreclosed Properties		$22.9

The following table summarizes the quarterly changes in the carrying values and numbers of impaired loans since April 1, 2011:

Table 11 – Impaired Real Estate Loan Continuity
($ millions)
	Second		First		Fourth		Third		Second
	Qtr 2012		Qtr 2012		Qtr 2011		Qtr 2011		Qtr 2011
	$	#	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	31.1	1	30.4	1	35.6	2	36.9	2	78.0	7
Impaired loans sold or cured	-	-	-	-	(5.9)	(1)	-	-	(38.0)	(5)
(Repayments)/advances and interest income on impaired loans	0.7	-	0.7	-	0.7	-	(1.3)	-	(3.1)	-
Ending impaired loans	31.8	1	31.1	1	30.4	1	35.6	2	36.9	2
Loan loss provision	(9.4)		(8.7)		(8.0)		(11.1)		(9.5)
Net carrying value of impaired loans	22.4	1	22.4	1	22.4	1	24.5	2	27.4	2

(ii)	Resource Loans

Management reviews the Company’s resource loan portfolio on a regular basis to determine if an impairment has occurred. In addition to monitoring contractual terms, including payment default, management will, among other things, during the term of the loan, conduct site visits, carry out discussions with borrower management and third parties, and monitor changes in the quoted value of the borrower’s common shares. As at June 30, 2012, the Company had one resource loan with a carrying value of $2.3 million which was determined to be impaired. The Company’s total exposure to the borrower as at June 30, 2012 was $2.7 million.

As a proxy for the credit quality of the Company’s resource loan portfolio, the following table summarizes the loan to value (“LTV”) ratios of the Company’s resource loan principal outstanding, by maturity date, as at June 30, 2012:

Table 12 - LTV of Principal Outstanding for Performing Resource Loans, by Maturity[1]
($ millions)
			Weighted					Weighted
	Number	Total	Avg	0 - 24%	25 - 49%	50 - 74%	>75%	Average
	of Loans	Principal	Coupon	LTV	LTV	LTV	LTV	LTV
Principal due within 1 month	-	-	-	-	-	-	-	-
Principal due 1 - 6 months	2	4.8	10.1%	0.2	4.6	-	-	28%
Principal due 7 - 12 months	2	16.7	10.2%	9.2	-	7.5	-	38%
Principal due 13 - 24 months	5	58.1	9.4%	17.8	29.7	-	10.6	78%
Principal due greater than 24 months	1	25.0	9.3%	-	25.0	-	-	48%
	10	104.6	9.5%	27.2	59.3	7.5	10.6	62%

[1]

Loan to value is calculated as loan principal, including commitments for future funding and other long term debt of the company, divided by the market capitalization of the borrowers. Market capitalization is calculated using the publicly disclosed share numbers and price data available as at June 30, 2012.

Deferred income tax assets

As at June 30, 2012, the Company had $21.8 million of non-capital tax losses available to reduce future taxable income compared with the $24.1 million that was available as at December 31, 2011 and additionally, should the Company monetize its foreclosed properties held for sale at their current carrying value, the Company would realize additional non-capital losses of $31.0 million. The Company has recognized deferred income tax assets based on the likely utilization of these tax losses and other deductions against future taxable income. However, until the Company demonstrates consistent earnings as a resource lender a full allowance has been taken against all deferred income tax assets, resulting in a net deferred income tax asset of $nil as at June 30, 2012. As at December 31, 2011, the Company reported a net deferred income tax asset of $nil.

The Company also recognized a deferred income tax liability of $0.1 million as at June 30, 2012 that related to its former US based subsidiary. This amount was $0.2 million as at December 31, 2011.

Other assets

As at June 30, 2012, other assets increased by $2.1 million compared to December 31, 2011, primarily due to a receivable applied against an advance on a resource loan which was funded to a trust account as certain funding conditions per the executed credit had not yet been satisfied by the borrower.

Liabilities

Total liabilities remained consistent at $5.9 million as at June 30, 2012 and December 31, 2011. During the six months ended June 30, 2012, accounts payable and accrued liabilities decreased by $1.0 million mostly due to the payment of management fees during the second quarter. This was offset by an increase in deferred revenue of $1.1 million due to the receipt of bonus shares in connection with a loan facility that had not yet legally closed.

Shareholders’ equity

The Company’s shareholders' equity decreased by $7.0 million from $247.6 million at December 31, 2011 to $240.6 million at June 30, 2012. The decrease was due to the payment of dividends to common shareholders and the purchase and cancellation of common shares under the normal course issuer bid.

The following table summarizes the Company’s recent quarterly dividends paid:

Table 13 – Dividends Paid
	Second	First	Fourth	Third	Second
	Qtr 2012	Qtr 2012	Qtr 2011	Qtr 2011	Qtr 2011
Dividends per common share	$0.015	$0.015	$0.01	$0.01	-

Further information on the Company’s capital resources is discussed in the “Liquidity and liquidity risk” section herein.

Contractual and constructive obligations

The Company has contractual obligations for leased office space in Vancouver and Toronto and shared office costs in Toronto. As at June 30, 2012, $0.7 million was due to be paid under these commitments between 2012 and 2013.

The following table summarizes these obligations outstanding as at June 30, 2012:

Table 14 – Contractual Obligations
($ millions)

	Obligations Due by Year
Contractual Obligation	2012	2013	2014	2015	2016	Total
Office lease and other	0.4	0.2	-	-	-	0.6
Employment contracts for resource lending advisory services	0.1	-	-	-	-	0.1
Total	0.5	0.2	-	-	-	0.7

MATERIAL CONTRACTS

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) and Partnership Agreement (the “PA”) with Sprott LP. These agreements are available on SEDAR and certain of their terms are summarized below.

Management Services Agreement

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing the Board of Director’s (“the Board”) decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP provides the Company with four executives: a director (currently Paul Dimitriadis); a director, also serving as the Company’s President and Chief Executive Officer (currently Peter Grosskopf); the Chief Financial Officer (currently Jim Grosdanis); and the Chief Operating Officer (currently Narinder Nagra).

The MSA became effective on September 7, 2010 and shall continue in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by Sprott LP to the Company, pursuant to the MSA, the Company pays Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the Board from Sprott LP that are outside the MSA shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

The Company’s resource lending activities are conducted through Sprott Resource Lending Partnership (the “Partnership”). The PA between the Company and a wholly-owned subsidiary, as ordinary partners, and Sprott LP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the PA, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. Sprott LP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Sprott LP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Company’s Credit Committee, the Board of the Company, and certain limits on authority established from time to time by the Board of the Company.

Sprott LP is entitled to receive, on an annual basis, the lower of i) an annual profit distribution of 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and ii) the net profits of the Partnership for the year. In addition, Sprott LP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 3-year bond yield or similar index, capped at 6%, multiplied by the net asset value of the Partnership for the year. Prior to June 1, 2011, this hurdle was equal to the average of a 30-year Government of Canada bond yield, or similar index yield. The Partnership shall also pay Sprott LP an amount equal to all costs actually incurred by it in the performance of its duties under the PA. With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to Sprott LP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of Sprott LP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 15 – Summary of Quarterly Results
($ thousands, except per share amounts)
	Second Qtr	First Qtr	Fourth Qtr	Third Qtr	Second Qtr	First Qtr	Fourth Qtr	Third Qtr
	2012	2012	2011	2011	2011	2011	2010	2010
Interest income	4,891	5,143	5,836	4,099	3,651	3,972	4,429	5,470
Other (loss) income	(2,333)	4,686	(78)	539	1,106	775	(149)	(824)
Loan loss expense, net of recoveries[1]	(6,986)	(1,220)	(617)	(2,495)	(1,301)	(989)	(2,898)	(22,413)
(Loss) income before taxes	(6,514)	5,382	3,990	(565)	696	(1,694)	(2,268)	(23,390)
Net (loss) income	(6,469)	5,428	4,009	(550)	681	(1,652)	(19,001)	(17,645)
(Loss) earnings per share - basic and diluted	(0.04)	0.04	0.02	0.00	0.00	(0.01)	(0.13)	(0.12)
Total assets	246,463	258,376	253,543	252,276	251,113	249,868	251,993	270,016
Total liabilities	5,901	7,976	5,899	5,645	3,284	3,656	4,670	4,243

1 Includes loss on revaluation of foreclosed properties

Loan losses recorded during the three months ended June 30, 2012 primarily reflect updated management assessments on a foreclosed property based on contract offers received. Additional losses were also recorded against the interest income recorded on impaired real estate loans, pursuant to an accounting guideline under IFRS.

Interest income trended downwards from the third quarter of 2010 to the second quarter of 2011 due to an increase in the proportion of impaired real estate loans, of which interest is recorded on the net carrying amount as opposed to the principal loan value. However, interest income has generally increased from the third quarter of 2011 due to the Company’s growth in its resource loan portfolio. The decreases in the first and second quarters of 2012 are mainly reflective of the early repayments of four resource loans.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 3 of the Financial Statements. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of the Company’s annual Financial Statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Warrant valuation

Warrants held by the Company that are not publicly traded are fair valued using the Black-Scholes option pricing model. Unless otherwise specified, each whole warrant is exercisable for one common share of the relevant issuer at its stated exercise price.

To arrive at the fair value of the warrants as at June 30, 2012, the Black-Scholes pricing model was populated using the following assumptions:

African Minerals Limited – 325,000, 3 year share purchase warrants
Strike price	6.00 GBP
Expected remaining life in years	1.62

African Minerals Limited – 625,000, 5 year share purchase warrants
Strike price	4.25 GBP
Expected remaining life in years	3.62

North American Palladium Ltd. – 25,000, 3 year palladium purchase warrants
Strike price	US $217 (per 0.35/ounce of palladium)
Expected remaining life in years	2.26

The weighted average volatility used on these warrants is 40 percent.

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to an existing provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  the secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Deferred tax assets and liabilities

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred taxes of a change in tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment. Deferred income tax assets are recognized to the extent their realization is probable. In determining whether deferred income tax assets are probable, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. Given cumulative net losses have incurred during recent years, a significant piece of negative evidence is present which is difficult to overcome in concluding that deferred income tax assets are recoverable.

The Company has recognized a deferred tax liability related to its former US based operations.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 19 to the Financial Statements. Significant related party transactions during the three and six months ended June 30, 2012 are included below:

  In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements expire in September 2012, and pursuant to these agreements, the Company recorded $0.2 million in related salaries expense during the six months ended June 30, 2012 (2011 - $0.2 million).

  During the six months ended June 30, 2012, the Company recorded $3.0 million (2011 - $1.3 million) as management services expense incurred with Sprott LP for their administration of the Partnership. The cumulative management services expense payable included in accounts payable and accrued liabilities as at June 30, 2012 was $3.2 million (December 31, 2011 - $4.0 million) offset by a receivable of $0.8 million related to executive compensation paid by the Company on behalf of Sprott LP (December 31, 2011 - $0.7 million).

  During the quarter, the Company purchased principal of $5.0 million on one of its resource loans from a syndicate party related by virtue of having certain key management personnel in common. The Company paid $5.0 million for the transaction.

The Company utilizes a majority independent Credit Committee of the Board when granting credit facilities in excess of $10.0 million or credit facilities to borrower’s which may be seen to be a related party. Approval by the Board, itself, is required for any credit facility in excess of $20.0 million. A related party for this purpose is defined as a borrower in respect of which the Company can or should be able to reasonably determine that any of the Company’s directors, officers, or significant shareholders of the Company, singly or as a group, controls or owns more than 10% of the borrower’s voting shares or otherwise has a material interest in the borrower or an affiliate of the borrower or as otherwise provided under applicable law. As at June 30, 2012, to the best of its knowledge, the Company had not provided any credit facilities to a related party as defined herein.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at August 13, 2012, the Company had the following common shares and stock options outstanding:

Common shares	151,212,103
Stock options	7,750,000
Common shares on full dilution of stock options	158,962,103

As at August 13, 2012, there were 3,400,000 “in the money” stock options outstanding, of which 2,887,496 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated.

These include:

  emphasis on first priority and/or secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and, if applicable, progress thereon;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization on foreclosed properties held for sale.

The Board has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet at a minimum on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10.0 million and $20.0 million and any related party loans greater than $0.5 million. Any loan exposure for amounts greater than $20.0 million must be approved by the Board. Except for related party loans greater than $0.5 million, the Board has delegated approval authority for all loan exposures less than $10.0 million to an approval committee comprising members of senior management. In addition, at origination, the Company generally restricts loan exposure to any one borrower to a maximum of 10% of the Company’s equity or as otherwise approved by the board of directors.

The Company’s maximum exposure to credit risk on the consolidated balance sheet is the carrying value of its loans and receivables of $123.9 million as well as the Company’s loan commitments of $31.0 million. As at June 30, 2012, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $24.6 million (19.9% of the Company’s loans receivable) (December 31, 2011 - $24.4 million). This was also the largest aggregate amount owing by any one borrower. The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loans and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at June 30, 2012, subject to certain funding conditions, the Company is committed to providing up to $31.0 million in resource loan advances (December 31, 2011 - $5 million), of which $18.0 million relates to lending type commitments recorded at amortized cost. The remaining $13.0 million relates to a precious metal loan which will be accounted for at fair value through profit or loss.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporate assumptions related to the likely timing of loan repayments and foreclosed property sales. As at June 30, 2012, the Company holds sufficient cash and liquid securities to meet obligations for the remainder of its fiscal year.

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of equity trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s investments in corporate and government bonds, common shares, notes, bonds, debentures and publicly traded warrants, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $5.6 million in the fair value of these investments (December 31, 2011 - $4.5 million).

With respect to the Company’s investments in non-publicly traded warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase or decrease of approximately $0.6 million in the fair value of the warrants held (December 31, 2011 – an increase of $1.0 million and a decrease of $0.7 million). In addition, a 10 percent increase or decrease in the underlying share price or commodity price of the non-publicly traded warrants, with all other inputs remaining constant, would result in an increase or decrease of $0.5 million in the fair value of the warrants held.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at June 30, 2012, the Company had 10 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $127.1 million (December 31, 2011 - $142.4 million). The Company’s 10 resource loans range in maturity dates of less than 6 months to three years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities.

The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk. The Company does not currently have any Precious Metal Loans.

The Company may also hold certain investments linked to the market prices of metals. At June 30, 2012, the Company held units in a publicly traded gold-linked note with a carrying value of $0.8 million (December 31, 2011 - $0.9 million) where interest is dependent on the average of the London PM Gold Fixing Price. In order to result in a change in interest earned, a 15 percent increase or decrease in the price of gold is required. A 15 percent increase or decrease in the London PM fixing price of gold does not have a significant impact on the Company’s net income.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar (“CAD”), such as the United States dollar (“US”) and Great British Pound (“GBP”). This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. At the current level of foreign currency exposure, as noted in the summary table below, the Company does not expect to hedge these amounts and will look to keep this level of exposure to US dollars going forward.

Precious Metal Loans are generally based in US dollars and would be subject to foreign exchange rate risk and commodity price risk.

The following summarizes the Company’s significant financial assets and liabilities by currency:

	All amounts in thousands of Canadian
June 30, 2012	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	17,399	19,860	-	-	37,259
Investments and securities at FVTPL	48,351	6,280	862	2,142	57,635
Loans receivable	107,072	16,790	-	-	123,862
Foreclosed properties	22,945	-	-	-	22,945
All other assets	4,262	500	-	-	4,762
Total assets	200,029	43,430	862	2,142	246,463

Total liabilities	5,741	160	-	-	5,901

December 31, 2011
	CAD	US	GBP	Other	Total
Cash and cash equivalents	25,692	6,302	-	-	31,994
Restricted cash[1]	5,000	-	-	-	5,000
Investments and securities at FVTPL	44.925	1,296	1,269	312	47,802
Loans receivable	105,453	30,696	-	-	136,149
Foreclosed properties	29,944	-	-	-	29,944
Derivative asset	-	76	-	-	76
All other assets	2,018	560	-	-	2,578
Total assets	213,032	38,930	1,269	312	253,543

Total liabilities	5,677	222	-	-	5,899

[1] Restricted cash balances of $5,000 comprised of deposits restricted for use and used as security by a third party in the event that the Company did not fulfill its obligations under the foreign exchange contract entered into during 2011. The cash was not held in a separate bank account and the restrictions expired in 2012.

Other risks

In providing resource loans, the Company may be exposed to other risks such as environmental and governmental risks. Environmental risks can arise when the borrower fails to meet applicable environmental laws and regulations or the environmental laws or regulations are revised. This can result in the borrower’s licenses being revoked or suspended and thereby reducing the value of the underlying security of the loan or the borrower’s ability to repay its indebtedness.

The Company may enter into lending agreements with resource companies operating in various international locations. Any changes in regulations in these foreign jurisdictions are beyond the Company’s control and could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers or a government may change the tax regime diminishing the value or marketability of the security.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended June 30, 2012 that have materially affected, or are likely to affect the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.